

July 16, 2010

Robert D, Hansen
Co-Founder, Chairman and Chief Executive Officer
Electromed, Inc.
500 Sixth Avenue NW
New Prague, Minnesota 56071

> **Re: Electromed, Inc.**
> **Registration Statement on Form S-1**
> **Amendment filed July 7, 2010**
> **File No. 333-166470**

Dear Mr. Hansen:

We have reviewed your amended registration statement and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe the amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Critical Accounting Policies and Estimates, page 34

1.   We refer to your response to prior comment 3. Please revise to include a discussion of your return policy/practices similar to the discussion you included in your response.

Exhibit 1.1

2.   Please file the form of purchase agreement that includes all schedules and exhibits referenced in the agreement, including the form of underwriter's warrants. Also, please tell us under what authority you have filed the form of underwriter's warrant agreement as Exhibit 4.5 since it does not appear that the underwriter's warrant agreement defines the rights of holders of the securities being registered. Refer to Item 601(b)(4)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Leigh Ann Schultz at (202) 551-3628 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (by facsimile):   Ryan C. Brauer, Esq.
                     Elizabeth M. Dunshore, Esq.
                     Fredrikson & Byron, P.A.